BÖHLER UDDEHOLM

82-[4089]

Via Airmail

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

04036763

SUPPL

September 1, 2004
Tel: +43/1/7986901-707, Fax: +43/1/7986901-713
Rule 12g3-2(b) Submission of **Böhler-Uddeholm AG**
(the Company) File No. 82-[**4089**]

Ladies and Gentlemen,

In connection with the Company's exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed please find a copy of a **Release** to the press and investors and our Report on the First 2 Quarters 2004.
This information is being furnished under paragraph (b) (1) (i) of Rule 12g3-2(b) of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at Böhler-Uddeholm AG, + 43-1-798 6901 ext 708 or Antonio D'Amico of Skadden, Arps, Slate, Meagher & Flom in London at 011-44-171-248-9929 if you have any comments of questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return it to Ms. Hatrina D. Buerkle, Skadden, Arps, Slate, Meagher & Flom, 1440 New York Avenue, N.W., Washington D.C. 20005.

Very truly yours
BÖHLER-UDDEHOLM AG
Investor & Public Relations

Randolf Fochler

Sabrina Kaiser

Enclosures
cc: Antonio D'Amico, Esq.

9/9

BÖHLER UDDEHOLM

FOR IMMEDIATE RELEASE

Böhler-Uddeholm announces results for the First Six Months of 2004:
Strongest half-year in the Company's history
Order intake sets new record
Growth in sales and earnings
Fast integration of Villares Metals

Vienna, 1 September 2004 – Böhler-Uddeholm closed the strongest half-year in the history of the Company. The economies in some of Böhler-Uddeholm's key markets showed increasing momentum during the second quarter of 2004, which enabled the Group to set a new record for order intake. All four Böhler-Uddeholm divisions were positioned to take successfully advantage of the improving business climate.

In addition, finalization of the Villares Metals S. A. (Brazil) acquisition in March 2004 completed the Group's High Performance Metals Division significantly. The six-months figures of Böhler-Uddeholm include for the first time one quarter (April to June) of Villares Metals. The smooth and rapid integration of this company in the Böhler-Uddeholm Group has already generated positive results. Also the substantial recovery on markets across Latin America underpinned this development.

The demand for specialty steel and related products rose sharply throughout the entire Asian region – especially in China – and also on numerous markets in Europe. Moreover, the recovery that took hold in North America during early 2004 continued into the second quarter. Order intake for the second quarter of this year in the Böhler-Uddeholm Group rose by 18% to 418.8 m€ (comparable prior year period: 303.1 m€) and totalled 772.7 m€ for the first half of 2004, which represents a significant 35% increase over the previous year level of 573.2 m€. Order backlog in the Böhler-Uddeholm Group equalled 385.8 m€ as of 30 June 2004, for a 46% increase over the comparable prior year figure (265.0 m€).

Growth in sales and earnings

Sales recorded by the Böhler-Uddeholm Group rose from 773.9 m€ for the first six months of 2003 by 18% to 911.8 m€ for the first half of 2004. A breakdown by region shows the following contribution to total sales: The eastern expansion of the European Union in May 2004 led to an increase in the share of sales recorded in EU countries from 59% in the first half 2003 to 61% for the first half of 2004. The second largest component of sales was generated in the Americas with 18% (15%), followed by Asia with 13% (13%). Other European countries recorded 4% (8%) of Group sales, Australia 3% (3%) and Africa 1% (2%).

Earnings before interest and tax (EBIT) rose from 56.5 m€ by 39% to 78.6 m€. This led to an improvement in the EBIT margin from 7.3% in the previous year to 8.6% for 2004. Earnings before tax (EBT) increased from 42.3 m€ by 52% to 64.5 m€. The tax rate for the Böhler-Uddeholm Group remained at 35% unchanged compared to the first half of 2003. Net income for the period rose from 26.8 m€ by 52% to 40.8 m€.

The acquisition of Villares Metals S.A. and enhanced activities on all Asian markets led to a 18% increase in the number of employees in the Böhler-Uddeholm Group from 10,017 to 11,791.

Overview of Core Businesses
The positive trend that took hold in the *High Performance Metals Division* at the start of the year intensified during the second quarter. The demand for tool steel, high-speed steel and special grades further improved throughout the entire reporting period. Although the cost of raw materials continued to rise, favourable demand allowed Böhler-Uddeholm to offset this situation to a large extent with price increases. Growth was strong on markets across Asia, Latin America and Eastern Europe as well as in a number of Western European countries such as Germany, Austria and Switzerland. Recovery gained momentum in the electronics, energy and aircraft industries during the second quarter, while the automobile and consumer goods sectors reported stable demand. The division closed the first half of 2004 with improved sales, earnings and order intake – to a large extent as a result of the acquisition of Villares Metals.

The operating environment for the *Welding Consumables Division* in the second quarter of 2004 was significantly more robust than at the start of the year. Demand improved, particularly in Western and Eastern Europe as well as in Asia. In the Near East, sales volumes remained stable at a high level. Above all more orders were registered in the areas of pipeline construction and repair welding for steel mill construction. Rising demand for welding materials was also noted in the liquid natural gas (LNG) tank segment. These tanks are used to transport natural gas in liquid form, and manufacturers set high quality standards for welding materials. In addition, Böhler-Uddeholm was able to win new contracts for the delivery of soldering materials to the automobile industry. The Welding Consumables Division remained on its growth course during the first half of 2004 and recorded an improvement in earnings over the comparable prior year period despite a steady increase in raw material costs.

After a slow start in early 2004, the operating environment for the *Precision Strip Division* improved towards the end of the second quarter. Demand remained stable at a good level on markets across Scandinavia and Western Europe. A growing number of customers are relocating their production facilities to Eastern Europe, and the result is noticeably higher demand in this region. In North America the economic climate continued to improve, but the development of strip steel sales in Asia remained slow. Although the division recorded an increase in order intake over the comparable period of 2003, sales and earnings fell slightly below the record prior year levels. This was due to the unfavourable US Dollar - Euro exchange rate and only partly implemented price increases during the first six months. It is expected, however, that the division will be able to raise prices during the second half of this year.

After a difficult year in 2003, the business climate for the *Special Forgings Division* improved during the first half of 2004. In particular, demand from the aircraft industry showed steady growth throughout the second quarter and provided key support for the development of business. The primary driver for this trend is an increase in stocks by aircraft manufacturers, but it is expected that these companies will also raise production rates at the start of 2005.

The Special Forgings Division also registered sound growth in sales of forged diesel valves for ship engines, which was stimulated by rising demand in the transport sector and a resulting positive impact on the production of cargo ships and oil tankers. In total, this division was able to increase sales and order intake for the first half of 2004 over the comparable prior year period. The above-average improvement in earnings was a result of higher sales volumes as well as cost reduction programs implemented in 2003.

Outlook

The high order backlog in the Böhler-Uddeholm Group will safeguard the sound utilization of capacity during the third quarter. For this reason, the traditional seasonal impact of the summer months should be lower than in past years. Moreover, the signs of economic recovery are becoming stronger on markets throughout Europe. Böhler-Uddeholm expects to offset the rising cost of raw materials (scrap, alloys) primarily with price increases, but also with additional cost savings measures.

Management sees a certain risk in the current high alloy prices, which could influence the valuation of inventories in the event of a sharp drop in prices. However, the Management Board is optimistic regarding the development of business during the second half of the year – in particular because of the momentum created by the acquisition of Villares Metals. Group earnings for 2004 are expected to come close to the record levels reported in 2001.

For additional information contact: BÖHLER-UDDEHOLM AG, Investor Relations & Corporate Communications, Randolf Fochler, Telephone: +43 1 798 69 01-707.

The full report on the First Half Year 2004 is available at www.bohler-uddeholm.com under "news & services".

Overview of Key Data

in m€	1-6/2003	**1-6/2004**	Change
Net sales	773.9	911.8	+18%
EBITDA	94.7	121.8	+29%
EBITDA margin	*12.2%*	*13.4%*	
EBIT	56.5	78.6	+39%
EBIT margin	*7.3%*	*8.6%*	
Earnings before tax (EBT)	42.3	64.5	+52%
Net income	26.8	40.8	+52%
Order intake	573.2	772.7	+35%
Order backlog	265.0	385.8	+46%
Employees	10,017	11,791	+18%

REPORT FOR THE FIRST 2 QUARTERS OF 2004

BÖHLER UDDEHOLM

materializing visions

JANUARY – JUNE	2004 in m€	2003 in m€	Change
Net sales	911.8	773.9	18%
EBITDA	121.8	94.7	29%
EBIT	78.6	56.5	39%
Earnings before tax (EBT)	64.5	42.3	52%
Net income	40.8	26.8	52%
Cash-flow before capital changes	81.4	66.2	23%
Capital expenditure	27.5	45.9	(40%)
Order intake[1]	772.7	573.2	35%
Order backlog[1]	385.8	265.0	46%
Employees	11,791	10,017	18%

1) at the production companies

——— BÖHLER-UDDEHOLM closed the strongest half-year in the history of the Company. The economies in some of BÖHLER-UDDEHOLM's key markets showed increasing momentum during the second quarter of 2004, which enabled the Group to set a new record for order intake. All four BÖHLER-UDDEHOLM divisions were positioned to take successfully advantage of the improving business climate.

In addition, finalization of the Villares Metals S.A. (Brazil) acquisition in March 2004 completed the Group's High Performance Metals Division significantly. The six-months figures of BÖHLER-UDDEHOLM include for the first time one quarter (April to June) of Villares Metals. The smooth and rapid integration of this company in the BÖHLER-UDDEHOLM Group has already generated positive results. Also the substantial recovery on markets across Latin America underpinned this development.

The demand for specialty steel and related products rose sharply throughout the entire Asian region – especially in China – and also on numerous markets in Europe. Moreover, the recovery that took hold in North America during early 2004 continued into the second quarter. Order intake for the second quarter of this year in the BÖHLER-UDDEHOLM Group rose by 18% to 418.8 m€ (comparable prior year period: 303.1 m€) and totalled 772.7 m€ for the first half of 2004, which represents a significant 35% increase over the previous year level of 573.2 m€. Order backlog in the BÖHLER-UDDEHOLM Group equalled 385.8 m€ as of 30 June 2004, for a 46% increase over the comparable prior year figure (265.0 m€).

GROWTH IN SALES AND EARNINGS.

——— Sales recorded by the BÖHLER-UDDEHOLM Group rose from 773.9 m€ for the first six months of 2003 by 18% to 911.8 m€ for the first half of 2004. A breakdown by region shows the following contribution to total sales: The eastern expansion of the European Union in May 2004 led to an increase in the share of sales recorded in EU countries from 59% in the first half 2003 to 61% for the first half of 2004. The second largest component of sales was generated in the Americas with 18% (15%), followed by Asia with 13% (13%). Other European countries recorded 4% (8%) of Group sales, Australia 3% (3%) and Africa 1% (2%).

Earnings before interest and tax (EBIT) rose from 56.5 m€ by 39% to 78.6 m€. This led to an improvement in the EBIT margin from 7.3% in the previous year to 8.6% for 2004. Earnings before tax (EBT) increased from 42.3 m€ by 52% to 64.5 m€. The tax rate for the BÖHLER-UDDEHOLM Group remained at 35% unchanged compared to the first half of 2003. Net income for the period rose from 26.8 m€ by 52% to 40.8 m€.

The acquisition of Villares Metals S.A. and enhanced activities on all Asian markets led to a 18% increase in the number of employees in the BÖHLER-UDDEHOLM Group from 10,017 to 11,791.

OVERVIEW OF CORE BUSINESSES.

——— The positive trend that took hold in the High Performance Metals Division at the start of the year intensified during the second quarter. The demand for tool steel, high-speed steel and special grades further improved throughout the entire reporting period. Although the cost of raw materials continued to rise, favourable demand allowed BÖHLER-UDDEHOLM to offset this situation to a large extent with price increases. Growth was strong on markets across Asia, Latin America and Eastern Europe as well as in a number of Western European countries such as Germany, Austria and Switzerland. Recovery gained momentum in the electronics, energy and aircraft industries during the second quarter, while the automobile

ASSETS

BALANCE SHEET	30/6/2004 in k€	31/12/2003 in k€
A. Non-current assets		
I. Property, plant and equipment	559,051.6	529,399.9
II. Goodwill	35,745.5	37,931.8
III. Other intangible assets	8,901.0	8,531.2
IV. Investments in associates	114.5	114.5
V. Other financial assets	32,623.7	32,870.0
VI. Deferred tax assets	46,567.3	45,897.3
	683,003.6	**654,744.7**
B. Current assets		
I. Inventories	611,963.9	519,819.1
II. Accounts receivable from trade	393,083.0	295,062.2
III. Accounts receivable from affiliated companies	2,629.0	4,678.5
IV. Other receivables	38,688.9	41,174.7
V. Securities available for sale	177.3	41.8
VI. Cash and cash equivalents	50,801.2	49,522.1
VII. Prepaid expenses	16,453.5	15,658.3
	1,113,796.8	**925,956.7**
Total assets	**1,796,800.4**	**1,580,701.4**

SHARE-HOLDERS' EQUITY AND LIABILITIES

	30/6/2004 in k€	31/12/2003 in k€
A. Shareholders' equity		
I. Share capital	79,970.0	79,970.0
II. Capital reserves	264,596.6	264,596.6
III. Treasury shares	(26,666.9)	(23,677.2)
IV. Revenue reserves	320,847.7	271,282.4
V. Retained earnings[1]	(6,089.7)	27,572.3
	632,657.7	**619,744.1**
B. Minority interest	**7,326.9**	**6,387.7**
C. Non-current liabilities		
I. Interest-bearing debt	230,441.5	178,294.2
II. Deferred tax liabilities	40,525.2	45,226.4
III. Severance and pension provisions	202,927.3	201,892.5
IV. Other long-term provisions	20,931.1	17,750.9
V. Other long-term liabilities	5,248.9	2,099.7
	500,074.0	**445,263.7**
D. Current liabilities		
I. Accounts payable from trade	162,858.3	105,539.3
II. Payments on account	1,931.8	1,729.9
III. Short-term borrowing	173,442.6	134,863.5
IV. Current portion of interest-bearing debt	114,500.3	124,204.5
V. Short-term provisions	90,715.7	78,909.7
VI. Other short-term liabilities	107,307.8	59,355.7
VII. Prepaid income	5,985.3	4,703.3
	656,741.8	**509,305.9**
Total shareholders' equity and liabilities	**1,796,800.4**	**1,580,701.4**

1) This position solely represents the retained earnings of BÖHLER-UDDEHOLM AG and does not include any income from shares of affiliated companies as at 30/6.

CONSOLIDATED INCOME STATEMENT	1-6/2004	1-6/2003	Q2 2004	Q2 2003
	in m€	in m€	in m€	in m€
Net sales	**911.8**	**773.9**	**495.4**	**411.9**
Cost of sales	(618.6)	(520.4)	(339.4)	(276.6)
Gross profit	**293.2**	**253.5**	**156.0**	**135.3**
Other operating income	19.0	18.1	12.5	11.5
Distribution expense	(151.4)	(141.7)	(77.6)	(76.5)
Administrative expense	(55.6)	(53.0)	(27.1)	(29.1)
Amortization of goodwill	(2.2)	(2.2)	(1.1)	(1.5)
Other operating expense	(24.4)	(18.2)	(15.5)	(10.1)
Earnings before interest and tax (EBIT)	**78.6**	**56.5**	**47.2**	**29.6**
Income/expense from securities	0.1	0.3	(0.1)	0.8
Interest expense (net)	(14.3)	(14.7)	(6.4)	(9.4)
Other financial result	0.1	0.2	0.1	0.2
Financial result	**(14.1)**	**(14.2)**	**(6.4)**	**(8.4)**
Earnings before tax and extraordinary charges (EBT)	**64.5**	**42.3**	**40.8**	**21.2**
Income tax expense	(22.6)	(14.8)	(14.3)	(7.4)
Net income before minority interest	**41.9**	**27.5**	**26.5**	**13.8**
Minority interest	(1.1)	(0.7)	(0.6)	(0.3)
Net income	**40.8**	**26.8**	**25.9**	**13.5**
Basic earnings per share (in €)	3.9	2.5	2.5	1.3
Diluted earnings per share (in €)	3.7	2.4	2.4	1.2
Average number of shares outstanding - basic	10,461,767	10,639,171	10,461,767	10,639,171
Average number of shares outstanding - diluted	11,000,000	11,000,000	11,000,000	11,000,000
Depreciation	43.3	38.2	24.3	20.5
Currency gains (losses)	(0.7)	(2.6)	0.6	(1.3)

CHANGES IN SHAREHOLDERS' EQUITY	**2004** in m€	**2003** in m€
Shareholders' equity as of 1/1	**619.7**	**609.0**
Net income	40.8	26.8
Translation reserve	3.6	(10.2)
Dividend paid	(26.4)	(25.3)
Change in treasury shares	(3.0)	0.0
Other	(2.0)	(0.3)
Shareholders' equity as of 30/6	**632.7**	**600.0**

CONSOLIDATED STATEMENT OF CASH-FLOWS	**2004** in m€	**2003** in m€
Cash and cash equivalents as of 1/1	**49.6**	**56.1**
Cash flow before capital changes	81.4	66.2
± Change in working capital	(40.6)	(13.4)
Cash flow from operating activities	40.8	52.8
Cash flow from investing activities	(81.2)	(62.7)
Cash flow from financing activities	41.8	6.7
Change in cash and cash equivalents	1.4	(3.2)
Cash and cash equivalents as of 30/6	**51.0**	**52.9**

Further information:
BÖHLER-UDDEHOLM AG
Investor Relations & Corporate Communications Department
Randolf Fochler

Phone (+43-1) 798 69 01-707
Fax (+43-1) 798 69 01-713
randolf.fochler@bohler-uddeholm.com
www.bohler-uddeholm.com

ADR symbol: BDHHY
Bloomberg: BOEH AV
Bridge: AT;BUD
Dow Jones: R.BUD
ÖTOB symbol: BUD
Reuters: BHLR.VI

and consumer goods sectors reported stable demand. The division closed the first half of 2004 with improved sales, earnings and order intake – to a large extent as a result of the acquisition of Villares Metals.

The operating environment for the Welding Consumables Division in the second quarter of 2004 was significantly more robust than at the start of the year. Demand improved, particularly in Western and Eastern Europe as well as in Asia. In the Near East, sales volumes remained stable at a high level. Above all more orders were registered in the areas of pipeline construction and repair welding for steel mill construction. Rising demand for welding materials was also noted in the liquid natural gas (LNG) tank segment. These tanks are used to transport natural gas in liquid form, and manufacturers set high quality standards for welding materials. In addition, BÖHLER-UDDEHOLM was able to win new contracts for the delivery of soldering materials to the automobile industry. The Welding Consumables Division remained on its growth course during the first half of 2004 and recorded an improvement in earnings over the comparable prior year period despite a steady increase in raw material costs.

After a slow start in early 2004, the operating environment for the Precision Strip Division improved towards the end of the second quarter. Demand remained stable at a good level on markets across Scandinavia and Western Europe. A growing number of customers are relocating their production facilities to Eastern Europe, and the result is noticeably higher demand in this region. In North America the economic climate continued to improve, but the development of strip steel sales in Asia remained slow. Although the division recorded an increase in order intake over the comparable period of 2003, sales and earnings fell slightly below the record prior year levels. This was due to the unfavourable US Dollar-Euro exchange rate and only partly implemented price increases during the first six months. It is expected, however, that the division will be able to raise prices during the second half of this year.

After a difficult year in 2003, the business climate for the Special Forgings Division improved during the first half of 2004. In particular, demand from the aircraft industry showed steady growth throughout the second quarter and provided key support for the development of business. The primary driver for this trend is an increase in stocks by aircraft manufacturers, but it is expected that these companies will also raise production rates at the start of 2005. The Special Forgings Division also registered sound growth in sales of forged diesel valves for ship engines, which was stimulated by rising demand in the transport sector and a resulting positive impact on the production of cargo ships and oil tankers. In total, this division was able to increase sales and order intake for the first half of 2004 over the comparable prior year period. The above-average improvement in earnings was a result of higher sales volumes as well as cost reduction programs implemented in 2003.

OUTLOOK.

The high order backlog in the BÖHLER-UDDEHOLM Group will safeguard the sound utilization of capacity during the third quarter. For this reason, the traditional seasonal impact of the summer months should be lower than in past years. Moreover, the signs of economic recovery are becoming stronger on markets throughout Europe. BÖHLER-UDDEHOLM expects to offset the rising cost of raw materials (scrap, alloys) primarily with price increases, but also with additional cost savings measures.

Management sees a certain risk in the current high alloy prices, which could influence the valuation of inventories in the event of a sharp drop in prices. However, the Management Board is optimistic regarding the development of business during the second half of the year – in particular because of the momentum created by the acquisition of Villares Metals. Group earnings for 2004 are expected to come close to the record levels reported in 2001.

SEGMENT OVERVIEW

High Performance Metals	1-6/2004 in m€	1-6/2003 in m€	Change
Sales	648.5	518.9	25%
EBIT	58.5	36.6	60%
Order intake	472.3	330.6	43%
Order backlog	224.1	123.0	82%

Welding Consumables			
Sales	142.7	130.3	10%
EBIT	12.6	10.0	26%
Order intake	151.3	134.9	12%
Order backlog	32.5	22.2	46%

Other/Consolidation			
Sales	0.3	1.0	(70%)
EBIT	(9.9)	(6.8)	46%

Precision Strip	1-6/2004 in m€	1-6/2003 in m€	Change
Sales	79.9	85.6	(7%)
EBIT	15.4	16.6	(7%)
Order intake	88.4	81.4	9%
Order backlog	33.6	37.7	(11%)

Special Forgings			
Sales	40.4	38.1	6%
EBIT	2.0	0.1	1,900%
Order intake	60.7	26.3	131%
Order backlog	95.6	82.1	16%

Group			
Sales	911.8	773.9	18%
EBIT	78.6	56.5	39%
Order intake	772.7	573.2	35%
Order backlog	385.8	265.0	46%

STOCK MARKET INDICATORS

	1-6/2004 in €	1-6/2003 in €
Low	54.69	43.70
High	70.90	49.25
Price at 30/6	68.20	48.13
Market cap at 30/6 (in m€)	750.20	529.40

FINANCIAL CALENDAR 2004/05

Results 1-9/2004	9 November 2004
Preliminary Results 1-12/2004	18 February 2005
Results 1-12/2004	1 April 2005
Annual General Meeting	10 May 2005
Ex-Dividend	13 May 2005
Results 1-3/2005	18 May 2005
Dividend-Payment	20 May 2005
Results 1-6/2005	1 September 2005
Results 1-9/2005	8 November 2005

SHARE PRICE PERFORMANCE (10/4/1995-30/6/2004)


€
90
80
70
60
50
40
1/1/1996
1/1/1997
1/1/1998
1/1/1999
1/1/2000
1/1/2001
1/1/2002
1/1/2003
1/1/2004
— BÖHLER-UDDEHOLM AG
— Austrian Traded Index (ATX), indexed